July 18, 2018

United States Securities and Exchange Commission

Washington, D.C., 20549

Attn: John Reynolds

Re:	Rooshine, Inc.

Offering Statement on Form 1-A Filed June 22, 2018

File No. 024-10858

Dear Mr. Reynolds:

Rooshine, Inc. (the “Company”) is in receipt of the above-captioned Comment Letter (the “Comment Letter”) regarding the Company’s draft Confidential Offering Statement on Form 1-A filed with the Securities and Exchange Commission (the “Commission”) on June 22, 2018 (the “Offering Statement”). On behalf of the Company, we are responding to comments provided by the staff (the “Staff”) of the Commission.

For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. In conjunction with these responses, the Company has filed Amendment No. 1 to its Offering Statement on Form 1-A (the “Amendment”) today with the Commission. Accordingly, included with this letter is a marked copy of the Amendment.

Plan of Distribution, page 21

1.	We note your disclosure that the “company may offer and sell shares from time to time until all of the shares registered are sold. . ..” Please delete your references to “from time to time” and revise your disclosure to clarify that the offering will be conducted as a continuous offering and not on a delayed basis. See Rule 251(d)(3)(F) of Regulation A.

In response to the Staff’s comment, the Company has revised its disclosure under the section heading “Plan of Distribution.” Please see page 21 of the Amendment.

***

Please note that the Company has included certain changes in the Offering Statement other than those in response to the Staff’s comments, principally relating to a change in offering price to $0.001 per share and corresponding decrease in maximum offering amount.

Rooshine, Inc.

July 18, 2018

We appreciate the opportunity to respond to your comments. If you have any questions during your review or I can assist in any way, please do not hesitate to contact me.

Sincerely,

/s/ Marc Adesso, Esq.

Waller Lansden Dortch & Davis, LLP

cc:	Larry R. Curran

Chief Executive Officer